Filed pursuant to 424(b)(3)

Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 6 DATED JUNE 27, 2008

TO THE PROSPECTUS DATED JANUARY 4, 2008

This Supplement No. 6 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated January 4, 2008, Supplement No. 4 dated April 23, 2008 and Supplement No. 5 dated May 15, 2008. Unless otherwise defined in this Supplement No. 6, capitalized terms used shall have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced the initial public offering of shares of our common stock on January 21, 2008. We have accepted investors’ subscriptions to this offering received through June 26, 2008 and issued approximately two million shares of our common stock, with gross proceeds of approximately $20.3 million distributed to us.

Prospectus Summary

Summary Risk Factors

The following risk factor updates the risk factor contained in the “Prospectus Summary — Summary Risk Factors” section beginning on page 4 of the prospectus:

•                  Our board of directors arbitrarily set the offering price of our shares of common stock, and this price bears no relationship to the book or net value of our assets or to our expected operating income.  To assist fiduciaries in discharging their obligations to value assets of a plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), we will provide annual estimates of the current value of a share of our common stock.  Until three full fiscal years after the later of this or any subsequent offering of our shares, we intend to use the offering price of shares in our most recent primary offering as the estimated value of a share of our common stock (unless we have sold assets and made special distributions to stockholders of net proceeds from such sales, in which case the estimated value of a share of our common stock will equal the offering price less the amount of those special distributions constituting a return of capital).  This valuation method may not result in an estimated per share value that accurately reflects the proceeds you would receive upon liquidation or upon the sale of your shares.

Distribution Policy

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section beginning on page 9 of the prospectus and all similar information appearing throughout the prospectus, including in the “Description of Shares — Distributions” section beginning on page 166 of the prospectus:

On June 24, 2008, our board of directors declared distributions payable to the stockholders of record each day during the months of July, August and September 2008.  The declared distributions equal a daily amount of $0.0008219 per share of common stock, which is equivalent to an annual distribution rate of 3% assuming the share was purchased for $10.00.  We expect substantially all of these distributions to be funded from the net proceeds of this offering.

A portion of each distribution is expected to constitute a return of capital for tax purposes.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.

Other Behringer Harvard Programs

The information presented in the row labeled “Targeted Fund Term” in the table included in the “Prospectus Summary — Other Behringer Harvard Programs” section on page 20 of the prospectus is superseded in its entirety as follows:

	BEHRINGER HARVARD OPPORTUNITY REIT II	BEHRINGER HARVARD REIT I
Targeted Fund Term	Approximately three to six years from the termination of this offering.	Approximately eight to twelve years from the termination of its initial offering.

Questions and Answers About This Offering

The answer to the question “Will I be notified of how my investment is doing?”, which appears on pages 30 and 31 of the prospectus, is superseded in its entirety as follows:

A:                       You will receive periodic updates on the performance of your investment in us, including:

•                a monthly distribution report;

•                three quarterly financial reports;

•                an annual report; and

•                an annual Form 1099.

In addition, to assist fiduciaries in discharging their obligations to value assets of a plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), we will provide our stockholders a per share estimated value of our common stock annually.  Until three full fiscal years after the later of this or any subsequent offering of our shares, we intend to use the offering price of shares in our most recent primary offering as the per share estimated value (unless we have sold assets and made special distributions to stockholders of net proceeds from such sales, in which case the estimated value per share will equal the offering price less the amount of those special distributions constituting a return of capital).  Beginning three full fiscal years after the last offering of our shares (or possibly sooner if our board determines otherwise), the value we provide for our common stock will be based on valuations of our properties and other assets.  Such valuations will be performed by persons independent of us and of our advisor.

We will provide this information to you via one or more of the following methods, in our discretion and with your consent, if necessary:

•                U.S. mail or other courier;

•                facsimile; and

•                posting on our affiliated website at www.behringerharvard.com.

Certain information concerning our business and our advisor and its affiliates will be available on the web site maintained for us and our advisor and its affiliates at www.behringerharvard.com.  The contents of this web site are not incorporated by reference in or otherwise a part of this prospectus.

Risk Factors

Risks Related to Our Business in General

The following risk factors update the risk factors contained in the “Risk Factors — Risks Related to Our Business in General” section beginning on page 42 of the prospectus.

Our board of directors may change our investment policies and objectives generally and at the individual investment level without stockholder approval, which could alter the nature of your investment.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interest of the stockholders.  In addition to our investment policies and objectives, we may also change our stated strategy for any investment in an individual property.  These policies may change over time.  The methods of implementing our investment policies may also vary, as new investment techniques are developed.  Our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders.  As a result, the nature of your investment could change without your consent.

Our revenue and net income may vary significantly from one period to another due to investments in opportunity-oriented properties and portfolio acquisitions, which could increase the variability of our cash available for distributions.

Our opportunistic property-acquisition strategy will include investments in properties in various phases of development, redevelopment or repositioning and portfolio acquisitions, which may cause our revenues and net income to fluctuate significantly from one period to another.  Projects do not produce revenue while in development or redevelopment.  During any period when our projects in development or redevelopment or those with significant capital requirements increase without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease.  Many factors may have a negative impact on the level of revenues or net income produced by our portfolio of properties and projects, including higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project.  Further, our net income and shareholders equity could be negatively affected during periods with large portfolio acquisitions, which generally require large cash outlays and may require the incurrence of additional financing.  Any such reduction in our revenues and net income during such periods could cause a resulting decrease in our cash available for distributions during the same periods.

Management

Executive Officers and Directors

The following discussion updates the discussion contained in the “Management — Executive Officers and Directors” section beginning on page 82 of the prospectus and all similar discussions appearing throughout the prospectus:

Robert M. Behringer resigned from his positions as our Chief Executive Officer and Chief Investment Officer, effective June 24, 2008.  Mr. Behringer remains as our Chairman of the Board.  Robert S. Aisner was appointed our Chief Executive Officer and resigned from his position as our Chief Operating Officer, effective June 24, 2008.  The biographies of Messrs. Behringer and Aisner are described in the “Management – Executive Officers and Directors” section of the prospectus.

Samuel A. Gillespie was appointed our Chief Operating Officer, effective June 24, 2008.  The biography of Mr. Gillespie is described in the “Management – The Advisor” section of the prospectus.

The Advisor

The following information updates the discussion contained in the “Management — The Advisor” section beginning on page 88 of the prospectus and all similar discussions appearing throughout the prospectus:

Mr. Behringer resigned from his position as Chief Executive Officer of Behringer Harvard Opportunity Advisors II and was succeeded by Mr. Aisner, effective June 24, 2008.  Mr. Gillespie resigned from his position as Senior Vice President – Funds Management and was appointed Chief Operating Officer of Behringer Harvard Opportunity Advisors II, effective June 24, 2008.  The biography of Mr. Aisner is described in the “Management – Executive Officers and Directors” section of the prospectus, and the biography of Mr. Gillespie is described in the “Management – The Advisor” section of the prospectus.

Property Manager

The following information updates the discussion contained in the “Management — Companies Affiliated with Our Advisor – Property Manager” section beginning on page 93 of the prospectus and all similar discussions appearing throughout the prospectus:

Mr. Behringer resigned from his position as Chief Executive Officer of HPT Management and was succeeded by Mr. Aisner, effective June 24, 2008.  The biography of Mr. Aisner is described in the “Management – Executive Officers and Directors” section of the prospectus.  On February 20, 2008, Mr. Aisner resigned from his position as Chief Operating Officer of HPT Management and was succeeded by Thomas F. August.  On May 5, 2008, Gerald D. Oliver, Jr. was appointed Senior Vice President – Property Management of HPT Management.

Thomas F. August, 60, is Chief Operating Officer of Behringer Advisors, LLC and HPT Management, and joined Behringer Harvard in February 2008.  Prior to joining Behringer Harvard, Mr. August served as a trustee of Brandywine Realty Trust (NYSE: BDN) from January 2006 to February 2008. Mr. August is also a director of DCT Industrial Trust Inc. (NYSE: DCT), having served in that capacity since January 2006. From October 1999 to January 2006, Mr. August served as President, Chief Executive Officer and a trustee of Prentiss Properties Trust. Prior to that time, he was President and Chief Operating Officer of Prentiss from Prentiss’ initial public offering in October 1996. From 1992 to 1996,

Mr. August served as President and Chief Operating Officer of a Prentiss affiliate, Prentiss Properties Limited, Inc. From 1987 to 1992, he served as Executive Vice President and Chief Financial Officer of Prentiss’ predecessor company. From 1985 to 1987, Mr. August served in executive capacities with Cadillac Fairview Urban Development, Inc.  Prior to joining Cadillac Urban in 1985, Mr. August was Senior Vice President of Finance for Oxford Properties, Inc., in Denver, Colorado, an affiliate of a privately held Canadian real estate firm. Previously, he was a Vice President of Citibank, responsible for real estate lending activities in the Midwest.  Mr. August holds a Bachelor of Arts degree from Brandeis University and a Masters of Business Administration degree from Boston University.

Gerald D. Oliver, Jr., 54, is the Senior Vice President – Property Management of HPT Management.  Mr. Oliver has more than twenty-five years of broad-based experience in asset, property and facilities management. Most recently, Mr. Oliver served as Regional Senior Vice President for Grubb & Ellis Management Services, Inc. In this role, he was responsible for asset services operations in the central United States and managed 100 clients with 250 properties, representing 50 million square feet of commercial space. Prior to the beginning of his tenure at Grubb & Ellis in 1997, Mr. Oliver held various senior management positions with Premisys Real Estate Services, a unit of the Prudential Insurance Co., Zeller Realty, Miglin-Beitler Developments and Roosevelt National Life.  Mr. Oliver holds a Bachelor of Science degree in accounting from Olivet Nazarene University and is a licensed real estate broker in the State of Illinois.